Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
T: 617-951-7000
F: 617-951-7050

Andrew D. Wilkins
617-951-7392
617-235-9303 fax
June 29, 2011	andrew.wilkins@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Linda Stirling
Re: GMO Trust (File Nos. 2-98772 and 811-04347) (the “Trust” or “Registrant”)
Ladies and Gentlemen:
On June 3, 2011, Linda Stirling (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas R. Hiller, Elizabeth J. Reza, Sarah Clinton and Andrew D. Wilkins of Ropes & Gray LLP, counsel to the Registrant, regarding (i) Post-Effective Amendment No. 144 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 181 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A relating to GMO Asset Allocation International Small Companies Fund and GMO International Large Cap Value Fund (“Amendment No. 144/181”) and (ii) Post-Effective Amendment No. 145 under the Securities Act and Amendment No. 182 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 145/182”). The Registrant notes that disclosure for GMO Asset Allocation International Small Companies Fund and GMO International Large Cap Value Fund has been incorporated into the GMO Trust Multiclass Prospectus (the “Prospectus”), Statement of Additional Information and Part C included in the Registrant’s Rule 485(b) filing (Amendment No. 146 under the Securities Act and Amendment No. 185 under the 1940 Act) (“Amendment No. 146/185”) filed simultaneously with this letter.
Certain comments regarding Amendment Nos. 144/181 and 145/182 were addressed to the Staff Reviewer’s satisfaction during our conversation on June 3, 2011. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence when the Registrant filed Amendment No. 146/185. Accordingly, responses to the Staff Reviewer’s comments on Amendment Nos. 144/181 and 145/182 are set forth below.

Securities and Exchange Commission	June 29, 2011
GMO Trust Multiclass Prospectus
All Funds — Fund Summaries
Investment Objectives
1. With respect to each Fund’s investment objective of “high total return,” please confirm supplementally that the GMO Trust Multiclass Prospectus (the “Prospectus”) for each Fund explains that the term indicates an objective of obtaining both capital appreciation and income.
Response: A statement that total return includes both capital appreciation and income is located in each Fund’s Prospectus under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” — “Certain Definitions.”
Fees and Expenses
2. Please provide a supplemental explanation of why purchase premiums charged by certain Funds are consistent with Rule 22c-1 under the 1940 Act.
Response: The Registrant notes that all purchase premiums are paid directly to the relevant Fund and are designed to help offset non-de minimis estimated portfolio transaction costs and other related costs (e.g., bid to ask spreads, stamp duties, and transfer fees) incurred by the Fund as a result of the purchase by allocating estimated transaction costs to the purchasing shareholder. The Registrant also notes that Section 10(d)(4) of the 1940 Act specifically countenances the imposition of a purchase premium or a redemption fee of not more than 2 percent. Further, prior to the adoption of specific rules,1 the SEC Staff had “informally taken the position that a company may impose a redemption fee of up to 2 percent ... to cover legitimate expenses that may be incurred to make the payment in cash to a redeeming shareholder, i.e. brokerage costs and odd-lot premiums, transfer taxes, administration fees, custodian fees, and registrar or transfer-agent fees.”2 The purchase premiums charged by the Funds have the same purpose and effect as redemption fees and are consistent with the purposes of Rule 22c-1 under the 1940 Act. The Registrant notes that the highest purchase premium currently charged by any Fund of the Trust, as a percentage of the amount invested, is 0.80 percent, significantly lower than 2 percent. The Registrant further notes that the SEC has endorsed the appropriateness of purchase premiums intended to defray some of a fund’s costs associated with the purchase of its shares in that purchase premiums are among the typical fees and expenses of mutual funds that are described for investors on the SEC’s website.3

[1]	See Rules 6c-10 and 22c-2 under the 1940 Act, adopted on February 23, 1995 and March 11, 2005, respectively.

[2]	Investment Company Act Release No. 15651 (March 30, 1987).

[3]	See “Mutual Fund Fees and Expenses,” at http://www.sec.gov/answers/mffees.htm. (“A purchase fee is another type of fee that some funds charge their shareholders when the shareholders purchase their shares. A purchase fee differs from, and is not considered to be, a front-end sales load because a purchase fee is paid to the fund (not to a broker) and is typically imposed to defray some of the fund’s costs associated with the purchase.”)

Securities and Exchange Commission	June 29, 2011
     The Registrant’s practice of charging purchase premiums for certain Funds dates back many years. The terms of the Registrant’s purchase premiums, and the legal basis therefore, were specifically explained in a November 4, 1986 letter from Ropes & Gray to George Martinez of the Staff and that explanation was a condition to the issuance of a notice of exemptive order relating to affiliated in-kind purchases and redemptions issued to the Registrant in 1986. More recently, the Registrant provided information regarding its purchase premiums in connection with its August 14, 2006 response to Staff comments relating to the Registrant’s 2006 annual update and in its letter to the Staff (Laura Hatch) described in the Response to Question 3 below.
3. Please describe any time limits on the imposition of redemption fees on Fund shareholders or explain supplementally that redemption fees run indefinitely.
Response: The Registrant notes that there is no time limit on the imposition of redemption fees and that a Fund may charge redemption fees indefinitely. This practice was discussed in detail in the Registrant’s letter to Laura Hatch of the Staff dated December 30, 2009.
4. Please describe the Registrant’s methodology for including “acquired fund fees and expenses” in each Fund’s “Annual Fund operating expenses” in accordance with Item 3 of Form N-1A.
Response: The Registrant notes that, as described under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” — “Fee and Expense Information” and consistent with Instruction 3(f)(i) to Item 3 of Form N-1A, indirect net expenses associated with a Fund’s investment (if any) in underlying funds (i.e., “acquired fund fees and expenses”) are reflected in the “Annual Fund operating expenses.” If those expenses are less than 0.01% of the average net assets of the Fund then they are shown under “Other expenses.” If those expenses are 0.01% or more of the Fund’s average net assets then they are shown under “Acquired fund fees and expenses.”
5. Please explain supplementally why the shareholder service fee is presented as a separate line item instead of being presented as a subcomponent of “Other expenses” under “Annual Fund operating expenses.”
Response: The Registrant notes that many of the Funds offer multiple classes of shares with differing eligibility requirements (e.g., investment minimums) and differing shareholder service fees. The Registrant further notes that a Fund’s shareholder service fees are smaller, as a percentage of net assets, for higher numbered classes of shares. Because shareholder service fees vary by class and their rate is a function of the size of an investment, the Registrant believes that it is more appropriate to show shareholder service fees as a separate line item rather than as a component of “Other expenses.” Presenting shareholder service fees as a separate line item allows investors to more easily evaluate the costs associated with an investment of a particular size in a Fund. Because the Registrant believes that shareholder service fees are one of the fundamental

Securities and Exchange Commission	June 29, 2011
characteristics of a class of shares of a Fund, the Registrant believes that its approach is consistent with the requirements of Form N-1A.4
6. In describing each Fund’s contractual expense reimbursements under “Annual Fund operating expenses,” please include a list of all excluded expenses or describe with greater specificity the categories of excluded expenses. Please also confirm supplementally whether the Funds’ contractual expense reimbursements are subject to any recapture arrangements.
Response: The requested change has been made. The Registrant confirms that the Funds’ expense reimbursements are not subject to recapture.
Principal Investment Strategies
7. In accordance with the SEC staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity the types of derivatives in which each Fund may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient.
Response: The Registrant believes that disclosures in the Registrant’s Prospectus and Statement of Additional Information sufficiently explain the types of derivatives in which each Fund may invest, the specific purpose for using such derivatives, the extent to which such derivatives will be used and the risks associated with such derivatives in accordance with the ICI Letter. The Registrant notes that it considers its derivatives disclosures annually as part of its annual update, and this year in light of the ICI Letter, and has incorporated numerous enhancements to these disclosures over the past several years. The Registrant further notes that, consistent with the ICI Letter, the Registrant’s financial statements include disclosure as to how the Funds used derivatives during the relevant reporting period.
8. For each Fund that has adopted an 80% investment policy in accordance with Rule 35d-1 under the 1940 Act (each, a “Name Policy”), with respect to a Fund’s investments in derivatives, please explain supplementally whether the Fund uses the market value or notional value of the derivatives for purposes of determining whether the Fund complies with its Name Policy.
Response: Consistent with the purposes of Rule 35d-1, when determining compliance with a Fund’s Name Policy, the Registrant evaluates a Fund’s derivative positions based on their economic characteristics.5 Accordingly, if the Registrant believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential

[4]	See Instruction C.1(a) to Form N-1A ( “A Fund’s prospectus should clearly disclose the fundamental characteristics... of the Fund...”)

[5]	Investment Company Act Release No. 24828 n.13 (January 17, 2001) (the SEC stating that, “We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments. In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.)

Securities and Exchange Commission	June 29, 2011
impact on the Fund’s performance then the Registrant will use that contract’s notional value for purposes of determining compliance with a Fund’s Name Policy.
9. For each Fund that uses the terms “global”, “world”, or “international” in such Fund’s name, please disclose in the Prospectus either in response to Item 4 or Item 9 of Form N-1A and also under the “Name Policies” section that such Fund will invest in at least three countries and will invest at least 40% of its “assets” (as defined in the Prospectuses) in investments tied economically to countries outside the United States.
Response: The Registrant notes that the Prospectus, under the “Name Policies” section, currently discloses that Funds with the term “international,” “global,” or “world” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”)
10. Please delete the cross-reference to “Name Policies” when discussing each Fund’s Name Policy or, alternatively, please explain why using this-cross reference is appropriate.
Response: The Registrant believes that the inclusion of select cross-references in the Prospectus is useful and appropriate to inform readers of important information included in separate sections of the Prospectus that may be relevant to an investor’s decision to purchase or sell Fund shares. The Registrant notes that it does not intend to use standalone summary prospectuses for the Funds and that all prospective purchasers of Fund shares will be reviewing the risk-return summary as part of the Fund’s statutory prospectus, and readers will be able to easily reference the cross-referenced material. The Registrant also believes its use of cross-references is consistent with Instruction 2(a) of Form N-1A, which provides that cross-references in a prospectus are most useful when their use “assists investors in understanding the information presented.”
Principal Risks
11. Please explain supplementally why disclosure as to whether a Fund is a “non-diversified investment company” is included in the principal risks of investment in certain Funds.
Response: In response to Item 4(b)(1)(iv) of Form N-1A and previous SEC staff comments (see, for example, Registrant’s comment response letters to the Staff dated June 29, 2009 and October 29, 2009), the Registrant discloses under “Principal risks” for each Fund that is a non-diversified investment company (as defined under Section 5 of the 1940 Act) or invests in other non-diversified investment companies that a decline in the market value of a particular security held by a non-diversified Fund may affect the Fund’s performance more than if the Fund were diversified.

Securities and Exchange Commission	June 29, 2011
U.S. Equity Funds and International Equity Funds (including International Large Cap Value Fund and Asset Allocation International Small Companies Fund)
Principal Investment Strategies
12. For each Fund, please explain use of the term “group of equities” when describing GMO’s methods of evaluating patterns of price movement or volatility.
Response: The requested change has been made.
Tobacco-Free Core Fund
Principal Investment Strategies
13. Please describe whether the Fund invests in U.S. and/or foreign companies.
Response: The requested change has been made.
Tax-Managed U.S. Equities Fund and Tax-Managed International Equities Fund
Principal Investment Strategies
14. Please describe the purposes for GMO’s consideration of the Fund’s available realized and unrealized amounts of gains and losses and current market conditions and how they relate to the Fund’s principal investment strategies.
Response: The requested change has been made.
International Large Cap Value Fund
Principal Investment Strategies
15. Please consider whether the expected market capitalization range of securities in the Fund’s definition of “large cap companies” is consistent with the Fund’s proposed name in light of Rule 35d-1 of the 1940 Act.
Response: The Registrant notes that the Fund’s name has been changed to GMO International Large/Mid Cap Value Fund and confirms that the Fund’s definition of large/mid cap companies is consistent with investor expectations because it is consistent with industry practice as reflected in the construction of large/mid capitalization international equity indices.

Securities and Exchange Commission	June 29, 2011
International Growth Equity Fund
Principal Risks
16. Please clarify whether emerging markets risk is a principal risk of the Fund.
Response: The Registrant notes that disclosure in the Fund’s “Principal investment strategies” section states that the Fund may make investments tied economically to emerging countries. Accordingly, the risks of investing in emerging countries are disclosed as a principal risk of investing in the Fund under “Foreign investment risk.” (i.e., “These and other risks (e.g., nationalization, expropriation or other confiscation of assets of foreign issuers) tend to be greater for investments in companies tied economically to emerging countries, the economies of which tend to be more volatile than the economies of developed countries.”)
Developed World Stock Fund
Principal Investment Strategies
17. With respect to the Fund’s definition of developed markets, please describe or provide examples of countries that have similar characteristics to developed countries included within the MSCI World Index.
Response: The requested change has been made.
Asset Allocation International Small Companies Fund
Principal Investment Strategies
18. Please provide the market capitalization of the largest company included within the Fund’s definition of “small companies” and explain why the Fund’s definition of “small companies” is consistent with investor expectations of the term under Rule 35d-1 of the 1940 Act.
Response: The Registrant notes that when Rule 35d-1 was adopted the SEC stated that, “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”6 The SEC also reaffirmed this standard subsequent to the adoption of Rule 35d-1.7 The Fund’s definition of small companies is consistent with that standard (i.e., reasonable) and is consistent with investor expectations because the Fund’s definition is consistent

[6]	Investment Company Act Release No. 24828 n.43 (January 17, 2001).

[7]	See “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (stating that “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”)

Securities and Exchange Commission	June 29, 2011
with industry practice as reflected in the construction of industry standard small capitalization international indices. For instance, as of May 31, 2011, the largest company included in the Fund’s definition of small companies was $8.3 billion, while the market capitalization of the largest company in the Fund’s benchmark, the MSCI EAFE Small Cap Index, was $6.98 billion. Moreover, in a different international small capitalization index, the S&P Developed ex-U.S. Small Cap Index, the market capitalization of the largest company was $15.8 billion as of May 31, 2011.
Emerging Domestic Opportunities Fund
Principal Investment Strategies
19. With respect to the Fund’s Name Policy to invest in investments that are related to emerging markets, please confirm whether the term “related to” has the same meaning as the term “tied economically to” used in the Prospectus for other Funds’ Name Policies.
Response: The Registrant notes that the terms “related to” and “tied economically to” have the same meaning in the Prospectus.
Emerging Domestic Opportunities Fund, Taiwan Fund and Flexible Equities Fund
Principal Investment Strategies
20. Please describe with greater specificity the factors GMO considers when selecting individual securities for purchase and sale.
Response: The requested change has been made.
Flexible Equities Fund
Principal Investment Strategies
21. Please consider whether to add additional disclosure linking “Focused Investment Risk” to the Fund’s principal investment strategies.
Response: The Registrant believes that the disclosure in the Fund’s principal investment strategies is sufficiently linked to “Focused Investment Risk.” The Registrant notes that disclosure in the Fund’s “Principal investment strategies” section states that, “As of the date of this Prospectus, substantially all of the Fund’s assets were invested in equity investments tied economically to Japan.” Similarly, “Focused Investment Risk” includes disclosure that substantially all of the Fund’s assets were invested in equity investments tied economically to Japan as of the date of the Prospectus.

Securities and Exchange Commission	June 29, 2011
Domestic Bond Fund and U.S. Treasury Fund
Fees and Expenses
22. Under “Annual Fund Operating Expenses,” please delete disclosure regarding the Fund’s voluntary management fee waiver and disclose elsewhere in the Prospectus because such disclosure is not explicitly permitted by Item 3 of Form N-1A.
Response: The requested change has been made.
Domestic Bond Fund, Short-Duration Investment Fund and Short-Duration Collateral Fund
Principal Investment Strategies
23. Please explain supplementally what is meant by the statements that the Funds are not pursuing their investment objectives or an active investment program.
Response: The Registrant notes that the portfolios of these Funds are largely static and that each Fund’s summary under “Principal investment strategies,” contains disclosure that the Funds are not acquiring new investments.
Domestic Bond Fund
Principal Investment Strategies
24. Given the Fund’s investments in Short-Duration Collateral Fund, please explain supplementally if the Board of Trustees for Short-Duration Collateral Fund will sign Domestic Bond Fund’s registration statement.
Response: The Registrant notes that both Domestic Bond Fund and Short-Duration Collateral Fund are series of the Registrant and that the Registrant’s Board of Trustees signs the Registrant’s registration statement under the Securities Act of 1933 on behalf of both Funds.
25. Please add disclosure that below investment grade securities are also referred to as “junk bonds.”
Response: The requested change has been made.
26. Please describe any credit quality or maturity parameters in place for the Fund.
Response: The Registrant notes that the Fund is not pursuing an active investment program (i.e., the Fund’s portfolio is largely static and the Fund is not making new investments) and that the “Principal investment strategies” section currently discloses that the Fund, based on its historic investments, has and may continue to have material exposure to below investment grade securities

Securities and Exchange Commission	June 29, 2011
and that the Fund’s investment manager does not seek to maintain a specified interest rate duration for the Fund.
Principal risks
27. Please consider whether to add additional disclosure linking “Focused Investment Risk” to the Fund’s principal investment strategies.
Response: The Registrant believes that “Focused Investment Risk” is sufficiently linked to the Fund’s principal investment strategies because the disclosure in the “Principal investment strategies” section for the Fund states that “The Fund principally holds shares of Short-Duration Collateral Fund (“SDCF”) (a Fund that primarily holds U.S. asset-backed securities)” and “Focused Investment Risk” includes disclosure that the Fund’s investments in asset-backed securities secured by different types of consumer debt (e.g., credit-card receivables, automobile loans and home equity loans), creates additional risk for the Fund.
Global Bond Fund
Principal Investment Strategies
28. Please explain why the JP Morgan Global Government Bond Index is an appropriate benchmark for the Fund.
Response: The Registrant believes that the benchmark for the Fund is appropriate because the Fund’s investment program has two principal components, one that seeks to replicate the Fund’s benchmark and one that seeks to add value relative to this benchmark.
Emerging Country Debt Fund
Principal Investment Strategies
29. With respect to the Fund’s investments in credit default swaps, please confirm whether the Fund uses the market value or notional value of the credit default swaps for purposes of determining whether the Fund complies with its Name Policy.
Response: As discussed in the Response to Question 8 above, if the Registrant believes that a derivative contract’s face or notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on a Fund’s performance then the Registrant will use that contract’s notional value for purposes of determining compliance with a Fund’s Name Policy. Accordingly, notional value is used in the case of credit default swaps used to gain long investment exposure because the Registrant believes that notional value more accurately reflects the swaps’ economic characteristics and potential impact on a Fund’s performance.
30. Please describe with greater specificity the factors GMO considers when selecting individual securities for purchase and sale.

Securities and Exchange Commission	June 29, 2011
Response: The Registrant notes that the “Principal investment strategies” section currently discloses that the Fund’s investment manager emphasizes a “bottom-up” approach to examining and selecting investments and uses analytical techniques to identify inefficiencies in the pricing of emerging country debt investments and to identify investments the Manager believes are undervalued. Because of the judgmental nature of the Fund’s investment process, the Registrant does not believe that this disclosure is susceptible to further specificity.
Short-Duration Investment Fund and Short-Duration Collateral Fund
Principal Investment Strategies
31. Please describe any maturity or duration parameters for the Funds, especially given the use of the term “Short-Duration” in each Fund’s name.
Response: The Registrant confirms that any new investment made by the Funds would be consistent with their names and the Registrant notes that the interest duration as of May 31, 2011 for Short-Duration Investment Fund and Short-Duration Collateral Fund is approximately 0.25 and 0.34 years, respectively, which is consistent with the use of “Short-Duration” in each Fund’s name. Because neither Fund is pursuing an active investment program or acquiring new investments, the Funds’ investment manager is not seeking any particular characteristics for the Funds (whether interest rate duration or another characteristic). The Registrant believes that this is consistent with Rule 35d-1 under the 1940 Act because Rule 35d-1(b) under the 1940 Act provides that the requirements of Rule 35d-1 apply at the time a Fund invests its assets, and that in the event a Fund no longer satisfies the applicable requirements, while the Fund’s future investments must be made in a manner that will bring the Fund into compliance, no repositioning of existing assets is required.
International Inflation Indexed Plus Bond Fund
Principal Investment Strategies
32. Please describe with greater specificity the factors GMO considers when selecting individual securities for purchase and sale.
Response: The requested change has been made.
33. Given the extensive list of permissible investments described in the bulleted list under “Principal investment strategies,” please confirm that those investments (other than inflation indexed bonds) comprise 20% or less of the Fund’s investments in accordance with the Fund’s Name Policy to invest at least 80% of its assets in inflation indexed bonds or, alternatively, explain how the Fund treats those investments for purposes of complying with its Name Policy.
Response: For purposes of the Fund’s Name Policy, the Registrant considers “inflation indexed bonds” to include inflation indexed bonds and derivatives relating to inflation indexed bonds. The

Securities and Exchange Commission	June 29, 2011
Registrant notes that this practice is consistent with guidance under Rule 35d-18 and the following disclosure under “Name Policies” in the Prospectus: “A Fund may invest directly in securities of companies in a particular industry, country, or geographic region or indirectly, for example, through investments in another Fund, derivatives, or synthetic instruments with underlying assets that have economic characteristics similar to investments tied economically (or related) to a particular industry, country, or geographic region.”
Asset Allocation Bond Fund and Asset Allocation International Bond Fund
Principal Investment Strategies
34. Please describe in greater detail how asset allocation decisions are made for each Fund.
Response: The requested change has been made.
Asset Allocation Funds
Principal Investment Strategies
35. Please describe in greater detail how asset allocation decisions are made for each Fund.
Response: The Registrant notes that the “Principal investment strategies” section for each Fund currently discloses that the Fund’s investment manager generally uses multi-year forecasts of relative value and risk among major sectors and asset classes in the equity, debt, U.S./foreign and commodities markets (as applicable) to select the underlying Funds and securities (as applicable) in which each Fund invests (or shorts for Alpha Only Fund) and to decide how much to invest (and/or short for Alpha Only Fund) in each, and that the investment manager changes each Fund’s holdings in response to changes in its investment outlook and market valuations and may use redemption/purchase activity to rebalance the Fund’s investments. The Registrant believes this disclosure accurately describes the Manager’s investment process and is not susceptible to further specificity.
Additional Information About the Funds
36. Under “Additional Information About the Fund’s Investment Strategies, Risks, and Expenses” — “Fundamental Investment Objectives/Policies” please indicate that the Funds may not change their investment objectives or their Name Policies without giving shareholders 60 days prior written notice.
Response: The Registrant notes that the Registrant discloses under “Name Policies” that a Fund will not change its 80% investment policy under Rule 35d-1 without providing 60 days notice. The Registrant notes that the Board of Trustees of the Registrant may change a Fund’s investment objective or policies without shareholder approval or prior notice unless an objective or policy is

[8]	See Investment Company Act Release No. 24828 n.13 (January 17, 2001), supra note 5.

Securities and Exchange Commission	June 29, 2011
identified in this Prospectus or in the SAI as “fundamental,” in which case Section 13(a)(3) of the 1940 Act would require a shareholder vote.
Principal Risks
37. Under “Credit Risk”, please add disclosure that below investment grade securities have speculative characteristics.
Response: The requested change has been made.
Part C
38. Please file the code of ethics of the Funds’ principal underwriter as an exhibit to the Part C or, alternatively, please explain supplementally why the code of ethics does not need to be filed as an exhibit.
Response: The Funds’ principal underwriter is not affiliated with the Funds or GMO. As a result, the Registrant’s Trustees do not need to adopt the principal underwriter’s code of ethics under Rule 17j-1 under the 1940 Act, and, therefore, the Funds do not need to file the code of ethics with the Part C.9
Very truly yours,
/s/ Andrew D. Wilkins
Andrew D. Wilkins
cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP
Elizabeth J. Reza, Esq., Ropes & Gray LLP
Sarah Clinton, Esq., Ropes & Gray LLP

[9]	See Rule 17j-1(c)(3) of the 1940 Act and Item 28 of Form N-1A (requiring the Registrant to file as an exhibit any “codes of ethics adopted under rule 17j-1 of the Investment Company Act”).